

September 7, 2012

Via E-mail
Michel G. Laporte
Chief Executive Officer
Methes Energies International Ltd.
3651 Lindell Road, Suite D-272
Las Vegas, NV 89103

> **Re: Methes Energies International Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 30, 2012**
> **File No. 333-182302**

Dear Mr. Laporte:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

Liquidity and Capital Resources, page 30

1. We note your response and revision to comment five of our letter dated August 27, 2012. You state that your current operating cash requirement is approximately $213,000 per month, but once the Sombra facility commences full-scale production, you expect to generate positive cash flow from operations. We note that even should Sombra generate positive operating cash flows, you will still apparently require cash in order to do so. Therefore, as previously requested, please revise to quantify your anticipated operating cash requirements once the Sombra facility commences full-scale production, and address the difference, if material, to the $213,000 per month that is your current operating cash requirement.

Underwriting, page 65

Representative's Warrant, page 66

2. Refer to comment seven of our letter dated August 27, 2012. Please confirm your understanding of the position set forth in Question 139.05 of our Securities Act Sections Compliance and Disclosure Interpretations.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Stephen Zelnick, Esq. (*via e-mail*)
        Morse, Zelnick, Rose & Lander LLP